1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2019
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	SUPPLEMENTAL CIRCULAR - 2018 ANNUAL GENERAL MEETING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 6, 2019	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2018 ANNUAL GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notice of the AGM dated 10 May 2019.

A letter from the Board containing information on, among other things, the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions, is set out on pages 1 to 18 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions, is set out on pages 19 to 20 of this supplemental circular.

A letter from VBG Capital containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions, is set out on pages 21 to 38 of this supplemental circular.

10 June 2019

* *For identification purpose only*

CONTENTS

Page

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"AGM"	the 2018 annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 25 June 2019;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 32.06% of the total issued share capital of the Company as at the Latest Practicable Date;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Director(s)"	the director(s) of the Company;
"Group"	the Company and its subsidiaries;

"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"	the general agreement on mutual provision of production supplies and ancillary services entered into between the Company and Chinalco on 5 November 2001 and renewed on 17 September 2018 for a term of three years from 1 January 2019 to 31 December 2021;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Heqing Yixin Aluminum"	Heqing Yixin Aluminum Co., Ltd.* (鶴慶溢鑫鋁業有限公司), a limited liability company incorporated in the PRC, and a subsidiary of Yunnan Aluminum as at the Latest Practicable Date;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve (i) the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions; and (ii) the proposed transfer of the electrolytic aluminum capacity quota of 190,000 tonnes by Shanxi Huasheng to Heqing Yixin Aluminum;

"Latest Practicable Date"	3 June 2019, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"PRC"	the People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shanxi Huasheng"	Shanxi Huasheng Aluminum Co., Ltd.* (山西華聖鋁業有限公司), a limited liability company incorporated in the PRC, and a subsidiary of the Company as at the Latest Practicable Date;
"Share(s)"	A Share(s) and H Share(s);
"Shareholder(s)"	holder(s) of A Shares and holder(s) of H Shares;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Supplemental Agreement"	the supplemental agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco on 3 June 2019 to revise the scope of mutual provision of products and include the pricing principle and method of payment for the additional products subject to mutual supply;
"Target Assets"	the electrolytic aluminum capacity quota with an annual output of 190,000 tonnes proposed to be disposed by Shanxi Huasheng under the Transfer Agreement, details of which are set out in the "Nature of the transaction" section herein;
"Transfer Agreement"	the agreement entered into between Shanxi Huasheng and Heqing Yixin Aluminum on 28 May 2019, pursuant to which, Shanxi Huasheng agrees to sell and Heqing Yixin Aluminum agrees to acquire the Target Assets;

"VBG Capital" or "Independent Financial Adviser"	VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among other things, the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions;
"Yunnan Aluminum"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), a joint stock limited liability company incorporated in the PRC, whose A shares are listed on Shenzhen Stock Exchange, and a subsidiary of Chinalco as at the Latest Practicable Date;
"Yunnan Metallurgical Group"	Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司), a joint stock limited liability company incorporated in the PRC and a subsidiary of Chinalco as at the Latest Practicable Date; and
"%"	per cent.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Lu Dongliang *(Chairman)*
Mr. He Zhihui *(President)*
Mr. Jiang Yinggang
Mr. Zhu Runzhou

Non-executive Directors:
Mr. Ao Hong
Mr. Wang Jun

Independent Non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
9/F, The Center
99 Queen's Road Central
Central
Hong Kong

10 June 2019

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2018 ANNUAL GENERAL MEETING

I. INTRODUCTION

Reference is made to the circular dated 10 May 2019, in relation to the resolutions to be proposed at the AGM for consideration and approval.

Reference is also made to the supplemental notice of AGM dated 10 June 2019 (the "**Supplemental Notice of AGM**"), in relation to, among other things, the new resolutions proposed by Chinalco, the controlling Shareholder of the Company and to be submitted to the AGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions and the new resolutions to be submitted to the AGM for consideration and approval so as to enable you to make informed decisions on whether to vote for or against the resolutions to be proposed at the AGM.

II. PROPOSED ENTERING INTO OF THE SUPPLEMENTAL AGREEMENT TO THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES BETWEEN THE COMPANY AND CHINALCO AND REVISION OF THE ANNUAL CAPS FOR THE TRANSACTIONS

1. Introduction

References are made to the announcement of the Company dated 17 September 2018, the circular of the Company dated 26 October 2018 and the supplemental circular of the Company dated 26 November 2018, in relation to, among other things, the renewal of the daily continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and the annual caps for the three years ending 31 December 2021. Reference is also made to the announcement of the Company dated 28 March 2019, in relation to, among other things, the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and the revised annual caps for the expenditure and revenue transactions under the abovementioned agreement for the three years ending 31 December 2021.

On 3 June 2019, the Company and Chinalco entered into the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services in order to revise the scope of mutual supply of products and include the pricing principles and methods of payment for the additional products subject to mutual supply.

2. Principal Terms of the Supplemental Agreement

2.1 Scope of Mutual Provision of Production Supplies and Ancillary Services

(a) Copper and zinc ingot are added to the supplies provided by Chinalco to the Company. Therefore, the adjusted supplies provided by Chinalco to the Company include carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies. The scope of storage and transportation services and ancillary production supplies and services provided by Chinalco to the Company will remain unchanged.

(b) Zinc ingot is added to the products provided by the Company to Chinalco. Therefore, the adjusted products provided by the Company to Chinalco include aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, coal, petroleum coke and other relevant or similar supplies. The scope of supporting services and ancillary production services provided by the Company to Chinalco will remain unchanged.

2.2 Pricing Principles for the Additional Products Subject to Mutual Supply

The price for the additional products subject to mutual supply is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time.

2.3 Methods of Payment for the Additional Products Subject to Mutual Supply

The methods of payment for the additional products subject to mutual supply shall be consistent with those for other products or services under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, i.e. payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties.)

The Supplemental Agreement is conditional upon the approval by Independent Shareholders at the AGM. The Supplemental Agreement is retrospectively effective for a term of three years from 1 January 2019 to 31 December 2021. Save for the abovementioned revisions under the Supplemental Agreement, all the material terms and conditions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services shall remain unchanged and continue in full force and effect and shall not be affected in any respect.

3. Revised Annual Caps for the Expenditure and Revenue Transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement) for the three years ending 31 December 2021

The actual amounts and annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the three years ended 31 December 2018 are set out as follows:

Transaction	For the year ended 31 December 2016		For the year ended 31 December 2017		For the year ended 31 December 2018	
	Actual amount *(RMB million)*	Annual cap *(RMB million)*	Actual amount *(RMB million)*	Annual cap *(RMB million)*	Actual amount *(RMB million)*	Annual cap *(RMB million)*
Expenditure transaction	2,223	5,900	5,198	6,420	4,495	6,950
Revenue transaction	10,938	14,100	11,194	15,300	11,867	16,400

The existing annual caps of the Company for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the revised annual caps of the Company for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement) for the three years ending 31 December 2021 are set out as follows:

Transaction	For the year ending 31 December 2019		For the year ending 31 December 2020		For the year ending 31 December 2021	
	Existing annual cap *(RMB million)*	Revised annual cap *(RMB million)*	Existing annual cap *(RMB million)*	Revised annual cap *(RMB million)*	Existing annual cap *(RMB million)*	Revised annual cap *(RMB million)*
Expenditure transaction	8,600	14,100	9,300	15,300	10,000	17,500
Revenue transaction	17,700	28,400	19,100	30,800	20,700	33,500

For the four months ended 30 April 2019, the amount of expenditure transaction and the amount of revenue transaction between the Company and Chinalco under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services amounted to RMB3,164 million and RMB7,272 million, respectively, not exceeding the respective existing transaction cap of 2019.

The abovementioned proposed revision of annual caps was determined with reference to the expected transaction volume and estimated market price for the mutual provision of production supplies and ancillary services between the Group and Yunnan Metallurgical Group for the three years from 2019 to 2021, by taking into account future market conditions, product supply and demand, price fluctuations and other factors after providing some buffer in advance.

(1) As stated in the announcement of the Company dated 2 January 2019, the Company was informed by Chinalco on 2 January 2019 that Yunnan Metallurgical Group had completed the approval procedures for gratuitous transfer of stated-owned equity interests and become a subsidiary of Chinalco. Before Yunnan Metallurgical Group became a subsidiary of Chinalco, it was an independent third party of the Company. After Yunnan Metallurgical Group became a subsidiary of Chinalco, benefiting from coordinated internal arrangements of Chinalco, the Group can gain more stable supply of products and prices through the entering into of more long-term contracts with Yunnan Metallurgical Group, more flexible payment methods and other measures, thus obtaining more favorable transaction terms than those with independent third parties. Based on the above reasons, the Group has adjusted its purchasing and sales strategies and plans with Yunnan Metallurgical Group. In 2019, the Group has entered into several transaction framework agreements, including agreement on supply and sales of zinc ingot, agreement on sales of alumina, agreement on sales of bituminous coal, petroleum coke, caustic soda and other raw and auxiliary materials and logistics services agreement, which will substantially increase the transactions between the Group and Yunnan Metallurgical Group under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. In addition, in light of numerous subsidiaries of the Group and Yunnan Metallurgical Group, it is expected that the amounts of expenditure and revenue transactions between the Company and Chinalco under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement) will be increased year by year with the business development of the two parties. and

(2) The increase of the proposed annual caps provides a buffer for the unexpected fluctuation of increase in the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement). As the Group and Yunnan Metallurgical Group are both non-ferrous enterprises, their product prices are of periodical nature and subject to a number of uncertainties as they can be significantly affected by macro-economy, government policies, market supply and demand and other factors. For example, in 2017, as influenced by the supply-side reform carried out by Chinese government and new policies on environmental protection, the average annual prices of alumina and primary aluminium increased by 40.5% and 21.7% as compared with 2016, respectively. Meanwhile, the Group and Yunnan Metallurgical Group may also increase their demand for products and services in the following three years due to the enterprises acquired and newly commenced production. Therefore, the Company reserves an average buffer of approximately 10% when determining the annual caps for the transactions with Yunnan Metallurgical Group in the next three years, and the Company is of the view that such buffer is fair and reasonable.

In conclusion, the Directors (including independent non-executive Directors) are of the view that the revision of the annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement) is fair and reasonable, and in the interests of the Company and its Shareholders as a whole.

4. Reasons for and Benefits of Entering into of the Supplemental Agreement

References are made to the announcements of the Company dated 13 November 2018, 20 December 2018 and 2 January 2019, in relation to the gratuitous transfer of the 51% equity interest in Yunnan Metallurgical Group held by the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government to China Copper Co., Ltd., a wholly-owned subsidiary of Chinalco. Since Yunnan Metallurgical Group has become a subsidiary of Chinalco and there are transactions in relation to mutual provision of products and services between certain subsidiaries of the Company and Yunnan Metallurgical Group, the Company proposed to enter into the Supplemental Agreement in order to revise the scope of mutual provision of products and services, pricing principles, methods of payment and other terms under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

5. Implications under Hong Kong Listing Rules

As at the Latest Practicable Date, Chinalco is the controlling Shareholder of the Company and thus is a connected person of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the revised annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement) exceeds 5%, the revised annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement) for the three years ending 31 December 2021 are subject to reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Ao Hong, a Director of the Company, concurrently holds positions in Chinalco, he has abstained from voting on the Board resolution with respect to approval of the entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the revision of the annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (as revised by the Supplemental Agreement). Saved as disclosed above, none of the Directors has any material interest in the above transactions and therefore none of the Directors has abstained from voting on such Board resolution.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to, among other things, whether the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, and give recommendations on voting. The Independent Board Committee of the Company has been established to advise the Independent Shareholders in respect of, among other things, the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions.

6. Information on the Parties

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

Information on Chinalco

Chinalco, as the controlling Shareholder of the Company, directly and indirectly, holds approximately 32.06% of the Shares of the Company as at the Latest Practicable Date. Chinalco is a wholly state-owned enterprise incorporated in the PRC, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

III. PROPOSED TRANSFER OF THE ELECTROLYTIC ALUMINUM CAPACITY QUOTA OF 190,000 TONNES BY SHANXI HUASHENG TO HEQING YIXIN ALUMINUM

1. Introduction

References are made to the announcements of the Company dated 20 February 2019 and 28 May 2019, in relation to, that Shanxi Huasheng, a subsidiary of the Company, was approved to transfer all the electrolytic aluminum capacity quota of 190,000 tonnes to Heqing Yixin Aluminum by the Board of the Company.

In accordance with the relevant requirements of the Listing Rules of the Shanghai Stock Exchange, the proposed transfer of the electrolytic aluminum capacity quota by Shanxi Huasheng is required to be proposed at the general meeting for consideration, and therefore the Company will seek approval for such issue from the Shareholders at the AGM.

2. Transfer Agreement

(1) Date

28 May 2019

(2) Parties

(i) Heqing Yixin Aluminum (as the acquirer of the Target Assets); and

(ii) Shanxi Huasheng (as the seller of the Target Assets).

(3) Nature of the transaction

Shanxi Huasheng agrees to sell and Heqing Yixin Aluminum agrees to acquire the Target Assets, namely the electrolytic aluminum capacity quota with an annual output of 190,000 tonnes (subject to the number of the electrolytic aluminum capacity quota finally determined by the province to which it is transferred).

(4) Transfer consideration and payment

The total transfer consideration is RMB950,000,000, which is arrived at based on the transfer price (tax inclusive) of RMB5,000/tonne and an annual output of 190,000 tonnes. The final transfer consideration is subject to the valuation report issued by a professional appraisal agency and the number of the electrolytic aluminum capacity quota finally determined by the province to which it is transferred. Both parties will enter into a supplemental agreement if there are any differences between the above consideration and the final consideration. The Company will comply with relevant requirements of the Hong Kong Listing Rules and perform the information disclosure obligation (if necessary) at the appropriate time. The transfer consideration is determined with reference to the market value of the electrolytic aluminum capacity quota after negotiations between both parties.

Heqing Yixin Aluminum shall pay all of the transfer price in one lump sum to Shanxi Huasheng within five working days after all of the following conditions are satisfied and in any case no later than 31 December 2019:

(i) The publicity, announcement and other procedures required for the transfer of the electrolytic aluminum capacity quota have all been completed;

(ii) Heqing Yixin Aluminum has received the value-added tax invoice issued by Shanxi Huasheng based on the full transfer price under the Transfer Agreement; and

(iii) The electrolytic aluminum capacity quota in the transaction has been registered under the name of Heqing Yixin Aluminum after the publicity and announcement by the province to which it is transferred.

(5) Conditions precedent

The Transfer Agreement shall come into effect after all of the following conditions are satisfied:

(i) It is signed and sealed by the legal representatives or the authorized principals of both parties; and

(ii) It is reviewed and approved by the internal competent authorities of both parties.

(6) Completion

Shanxi Huasheng shall cooperate Heqing Yixin Aluminum in completing the administrative approval formalities in the province to which such quota is transferred by providing the requisite materials. Meanwhile, both Shanxi Huasheng and Heqing Yixin Aluminum shall be obliged to coordinate with each other in completing the transfer of the aforesaid electrolytic aluminum capacity quota.

3. Information on the Target Assets

Due to the particular nature of the Target Assets, there was no corresponding book value and net profit attributable to the Target Assets under the Transfer Agreement for the financial years ended 31 December 2017 and 2018 (before and after taxes and extraordinary items).

4. Financial Impact of the Disposal of the Target Assets

It is expected that Shanxi Huasheng will obtain a profit of approximately RMB300 to 400 million (before taxes and other fees payable by Shanxi Huasheng for the aforesaid disposal) in respect of the disposal of the Target Assets, which is calculated based on relevant transaction consideration after taking into account the relevant cost. Shareholders should note that the actual income from the disposal of the Target Assets under the Transfer Agreement will be calculated on relevant figures on the date of completion of the above disposal and be subject to audit, and is therefore very likely to vary from the above amount. The proceeds from the disposal are expected to be used for the future transformation and upgrading of Shanxi Huasheng.

5. Reasons for and Benefits of the Disposal of the Target Assets

The transaction is beneficial to Shanxi Huasheng for reversing its losses, overcoming difficulties and achieving transformation and upgrading, and will help optimize the industrial layout and asset structure of the Company and enhance the overall value of the Company, and is therefore in the interest of the Company and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Transfer Agreement is on normal commercial terms, and the terms of the agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole. However, such transaction, due to its nature, is not conducted in the ordinary or usual course of business of the Group.

6. Implications under Hong Kong Listing Rules

As at the Latest Practicable Date, Yunnan Aluminum is a subsidiary of Chinalco, the controlling Shareholder of the Company, and Shanxi Huasheng is a subsidiary of the Company. Therefore, Heqing Yixin Aluminum, a subsidiary of Yunnan Aluminum, is a connected person of the Company under the Hong Kong Listing Rules. Thus, the transaction contemplated under the Transfer Agreement constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction contemplated under the Transfer Agreement exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Board of the Company considered the Board resolution in relation to the transaction on 20 February 2019. As Mr. Yu Dehui, who was a Director of the Company then (resigned), and Mr. Ao Hong, a Director of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to the transaction. Saved as disclosed above, none of the Directors has any material interest in the transaction contemplated under the Transfer Agreement and therefore none of the Directors has abstained from voting on such Board resolution.

7. Information on the Parties

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

Information on Chinalco

Chinalco, as the controlling Shareholder of the Company, directly and indirectly, holds approximately 32.06% of the Shares of the Company as at the Latest Practicable Date. Chinalco is a wholly state-owned enterprise incorporated in the PRC, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

Information on Shanxi Huasheng

Shanxi Huasheng is a limited liability company incorporated in the PRC, and a subsidiary of the Company as at the Latest Practicable Date. The scope of business of Shanxi Huasheng include production and sales of electrolytic aluminum, aluminum alloy, carbon products and electricity; technology development and technical services in relation to above products; installment and maintenance of mechanical and electrical equipment; installment of water, electricity and heating facilities; construction of projects with steel structures; manufacturing and sales of non-standard parts and aluminum products; sales of recycled water and steam; sewage treatment; the sales of raw and auxiliary materials for alumina and electrolytic aluminum (excluding hazardous chemicals); recycling and sales of scrap materials; and freight loading, unloading and transportation.

Information on Heqing Yixin Aluminum

Heqing Yixin Aluminum is a limited liability company incorporated in the PRC, and a subsidiary of Chinalco as at the Latest Practicable Date. The scope of business of Heqing Yixin Aluminum include production and sales of aluminum ingots for remelting and processed aluminum products, calcium aluminate products and fire resistant materials; purchase and sales of metallic and non-metallic mineral products, production and sales of oil fracturing proppant products and relevant technical consultancy services and import and export trade of oil fracturing proppants.

IV. PROPOSED ELECTION OF DIRECTORS (EXCLUDING INDEPENDENT NON-EXECUTIVE DIRECTORS) OF THE SEVENTH SESSION OF THE BOARD OF THE COMPANY

In light of that the term of office of the sixth session of the Board of the Company will expire upon the conclusion of the AGM, reference is made to the announcement of the Company dated 28 May 2019, in relation to, among other things, the election of members of the seventh session of the Board.

As nominated by the Nomination Committee of the Board of the Company, the Board proposed the election of the following persons as Directors (excluding independent non-executive Directors) of the seventh session of the Board of the Company:

(1) the election of Mr. Lu Dongliang as an executive Director of the seventh session of the Board of the Company;

(2) the election of Mr. He Zhihui as an executive Director of the seventh session of the Board of the Company;

(3) the election of Mr. Jiang Yinggang as an executive Director of the seventh session of the Board of the Company;

(4) the election of Mr. Zhu Runzhou as an executive Director of the seventh session of the Board of the Company;

(5) the election of Mr. Ao Hong as a non-executive Director of the seventh session of the Board of the Company; and

(6) the election of Mr. Wang Jun as a non-executive Director of the seventh session of the Board of the Company.

The terms of office of the Directors of the seventh session of the Board will become effective from the conclusion of the AGM and expire upon the election of the eighth session of the Board. The Company will separately enter into a service contract with each of the Directors of the seventh session of the Board after their election are approved at the AGM, and determine their remuneration in accordance with the remuneration policies of the Company.

For biographical details of the proposed Directors of the seventh session of the Board, please refer to Appendix I.

V. PROPOSED ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTORS OF THE SEVENTH SESSION OF THE BOARD

In light of that the term of office of the sixth session of the Board of the Company will expire upon the conclusion of the AGM, reference is made to the announcement of the Company dated 28 May 2019, in relation to, among other things, the election of members of the seventh session of the Board.

As nominated by the Nomination Committee of the Board of the Company, the Board proposed the election of the following persons as independent non-executive Directors of the seventh session of the Board of the Company:

(1) the election of Ms. Chen Lijie as an independent non-executive Director of the seventh session of the Board of the Company;

(2) the election of Mr. Hu Shihai as an independent non-executive Director of the seventh session of the Board of the Company; and

(3) the election of Mr. Lie-A-Cheong Tai Chong, David as an independent non-executive Director of the seventh session of the Board of the Company.

The terms of office of the Directors of the seventh session of the Board will become effective from the conclusion of the AGM and expire upon the election of the eighth session of the Board. The Company will separately enter into a service contract with each of the Directors of the seventh session of the Board after their election are approved at the AGM, and determine their remuneration in accordance with the remuneration policies of the Company.

For biographical details of the proposed Directors of the seventh session of the Board, please refer to Appendix I.

VI. PROPOSED ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS OF THE SEVENTH SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

In light of that the term of office of the sixth session of the Supervisory Committee of the Company will expire upon the conclusion of the AGM, reference is made to the announcement of the Company dated 28 May 2019, in relation to, among other things, the election of members of the seventh session of the Supervisory Committee.

As nominated by Chinalco, the controlling Shareholder of the Company, the Supervisory Committee proposed the election of the following persons as shareholder representative Supervisors of the seventh session of the Supervisory Committee of the Company:

(1) the election of Mr. Ye Guohua as a shareholder representative Supervisor of the seventh session of the Supervisory Committee of the Company; and

(2) the election of Ms. Shan Shulan as a shareholder representative Supervisor of the seventh session of the Supervisory Committee of the Company.

The terms of office of the Supervisors of the seventh session of the Supervisory Committee will become effective from the conclusion of the AGM and expire upon the election of the eighth session of the Supervisory Committee. The Company will separately enter into a service contract with each of the Supervisors of the seventh session of the Supervisory Committee after their election are approved at the AGM, and determine their remuneration in accordance with the remuneration policies of the Company.

For biographical details of the proposed shareholder representative Supervisors of the seventh session of the Supervisory Committee, please refer to Appendix II.

VII. AGM

A notice concerning the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 25 June 2019 (the "**Notice of AGM**") has been despatched to the Shareholders on 10 May 2019. The Supplemental Notice of AGM dated 10 June 2019 is enclosed with this supplemental circular, for the purpose of informing the Shareholders of the new resolutions to be submitted to the AGM for consideration and approval. The resolutions, which are originally scheduled to be submitted to the AGM for approval as contained in the Notice of the AGM, remain unchanged. A revised form of proxy of AGM (the "**Revised Form of Proxy of AGM**") which is enclosed with the Supplemental Notice of AGM has been despatched to the Shareholders on 10 June 2019.

Important Notice: The Revised Form of Proxy of AGM supersedes the form of proxy which was enclosed with the circular and the notice dated 10 May 2019 in relation to the AGM (the "Original Form of Proxy of AGM") and has been dispatched to the Shareholders. Shareholders who have duly completed and returned the Original Form of Proxy of AGM shall note that the Original Form of Proxy of AGM is no longer applicable to the AGM.

A reply slip for use at the AGM, together with the Notice of AGM, have been despatched to the Shareholders and the reply slip is also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the AGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Tuesday, 4 June 2019. Shareholders who intend to appoint a proxy to attend the AGM and to vote on the resolutions set out in the Notice of AGM and the Supplemental Notice of AGM are requested to complete and return the Revised Form of Proxy of AGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the Revised Form of Proxy of AGM will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

For particulars of other resolutions proposed at the AGM, eligibility for attending the above meeting, registration procedures for attending the above meeting, closure of register of members and other matters regarding the AGM, please refer to the Notice of AGM and the circular of the Company dated 10 May 2019.

Chinalco and its associates held an aggregate of 5,458,171,019 Shares in the Company (representing approximately 32.06% of the issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly holds 5,050,376,970 A Shares in the Company, and holds 238,377,795 A Shares and 7,140,254 A Shares, respectively, through Baotou Aluminum (Group) Co., Ltd. and Chinalco Shanxi Aluminum Co., Ltd., and 162,276,000 H Shares through Aluminum Corporation of China Overseas Holdings Limited, each being its subsidiary), shall abstain from voting on the resolutions for approving (i) the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions; and (ii) the proposed transfer of the electrolytic aluminum capacity quota of 190,000 tonnes by Shanxi Huasheng to Heqing Yixin Aluminum. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the AGM.

VIII. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 19 to 20 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions.

Your attention is also drawn to the letter from VBG Capital as set out on pages 21 to 38 of this supplemental circular, which contains its recommendations to the Independent Board Committee and the Independent Shareholders in respect of the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions.

The Directors (including independent non-executive Directors) consider that the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Board is of the view that the other resolutions set out in this supplemental circular are also in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of AGM dated 10 May 2019 and the Supplemental Notice of AGM dated 10 June 2019.

IX. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

10 June 2019

To the Independent Shareholders

Dear Sirs or Madams,

PROPOSED ENTERING INTO OF THE SUPPLEMENTAL AGREEMENT TO THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES BETWEEN THE COMPANY AND CHINALCO AND REVISION OF THE ANNUAL CAPS FOR THE TRANSACTIONS

We refer to the supplemental circular of the Company dated 10 June 2019 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 21 to 38 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 18 of the Supplemental Circular and the additional information set out in the appendices to the Supplemental Circular.

Having taken into account the details of the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions, and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions are on normal commercial terms or better and in the ordinary or usual course of business of the Company, and the terms and details thereof are fair and reasonable and are in the interest of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to be proposed at the AGM approving the proposed entering into of the Supplemental Agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Revised Continuing Connected Transactions for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

10 June 2019

To: *The Independent Board Committee and the Independent Shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS PROPOSED REVISION OF THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the supplemental agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services regarding the revision of the annual caps for the expenditure and revenue transactions contemplated thereunder (the "**Revised Continuing Connected Transactions**"), details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 10 June 2019 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

According to the Letter from the Board, as the highest applicable percentage ratio (as defined in the Hong Kong Listing Rules) in respect of the revision of the annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services exceeds 5%, the revision of the annual caps for the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the three years ending 31 December 2021 is subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Independent Board Committee comprising Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Revised Continuing Connected Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Revised Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolution to approve the Revised Continuing Connected Transactions at the AGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from having acted as the independent financial adviser of the Company relating to (i) a continuing connected transaction in relation to the new financial services agreement with Chinalco Finance Co., Ltd. which a supplemental circular dated 5 December 2017 was issued; (ii) a discloseable and connected transaction in relation to the proposed issuance of new A shares for acquisition which a supplemental circular dated 31 August 2018 was issued; (iii) the renewal of various continuing connected transactions which a supplemental circular dated 26 November 2018 was issued; and (iv) the existing engagement in relation to the Revised Continuing Connected Transactions, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders of the Company (as defined in the Listing Rules) or any of their associates. We consider ourselves independent to form our opinion in respect of the Revised Continuing Connected Transactions.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Revised Continuing Connected Transactions, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the announcement(s) of the Company regarding the Revised Continuing Connected Transactions and the Supplemental Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Group in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco or Yunnan Metallurgical Group and their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Revised Continuing Connected Transactions. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Shareholders should note that as the proposed revised annual caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2021, and they do not represent forecasts of revenues or costs to be recorded from the Revised Continuing Connected Transactions. Consequently, we express no opinion as to how closely the actual revenue and cost to be incurred under the Revised Continuing Connected Transactions will correspond with the proposed revised annual caps.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Revised Continuing Connected Transactions, we have taken into consideration the following principal factors and reasons:

1. Background of the revised continuing connected transactions

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation etc.

Set out below is a summary of the audited consolidated financial information of the Group for the two years ended 31 December 2018 as extracted from the Company's annual report for the year ended 31 December 2018 (the "**2018 Annual Report**"):

	For the year ended 31 December 2018	**For the year ended 31 December 2017** *(restated)*
	RMB'000	*RMB'000*
Revenue	180,240,154	181,020,428
Profit for the year	1,481,012	2,405,276

Information on the parties involved

Information on Chinalco

As referred to in the Letter from the Board, Chinalco is a wholly state-owned company incorporated in the PRC and a controlling shareholder of the Company (as defined in the Listing Rules), whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

On 13 November 2018, China Copper Co., Ltd. ("**China Copper**"), a wholly-owned subsidiary of Chinalco, and the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government ("**Yunnan SASAC**") entered into the Gratuitous Transfer Agreement in respect of Yunnan Metallurgical Group Co., Ltd. (關於雲南冶金集團股份有限公司的無償劃轉協議), pursuant to which Yunnan SASAC shall gratuitously transfer its 51% equity interest in Yunnan Metallurgical Group to China Copper (the "**Gratuitously Transfer**"). The Gratuitous Transfer is subject to the approval of the State-owned Assets Supervision and Administration Commission of the State Council and other competent authorities. On 2 January 2019, the Company was informed by Chinalco that all such relevant prerequisite approvals were obtained and the Gratuitously Transfer has been completed.

Information on Yunnan Metallurgical Group

Based on the website of Yunnan Metallurgical Group (www.cymco.cn), Yunnan Metallurgical Group is a top 500 enterprise in the PRC and a key enterprise in Yunnan Province. At present, Yunnan Metallurgical Group holds more than 130 wholly-owned and principal subsidiaries, including two A-share listed companies, namely Yunnan Aluminium Co., Ltd. (an environmental friendly enterprise participating in the non-ferrous metal industry) and Yunnan Chihong Zinc & Germanium Co., Ltd. (a pilot enterprise participating in the recycling industry), and one "New Third Board" listed company.

In the first half of 2018, the total metal output of Yunnan Metallurgical Group was approximately 1.1 million tons, representing an increase of approximately 18.2% over the same period last year. Non-ferrous metal production reached approximately 1.1 million tons, representing an increase of approximately 19.4% (inclusive of primary aluminium of approximately 767,300 tons, increasing by approximately 23.6%). Ferrous metal production was approximately 32,100 tons, representing a decrease of approximately 12.0%. In the first half of 2018, the total output value of Yunnan Metallurgical Group was approximately RMB21.2 billion, representing an increase of approximately 25.1%. The total value-added output of Yunnan Metallurgical Group was approximately RMB3.7 billion, representing an increase of approximately 4.0%.

In 2017, the total metal output of Yunnan Metallurgical Group was approximately 2.0 million tons, representing an increase of approximately 18.5% over the prior year. Non-ferrous metal production reached approximately 2.0 million tons, representing an increase of approximately 17.6% (inclusive of primary aluminium of approximately 1.4 million tons, increasing by approximately 13.4%). Ferrous metal production was approximately 75,716 tons, representing an increase of approximately 62.8%. In 2017, the total output value of Yunnan Metallurgical Group was approximately RMB28.8 billion, representing an increase of approximately 44.1%. The total added-value output of Yunnan Metallurgical Group was approximately RMB7.6 billion, representing an increase of approximately 28.5%.

Furthermore, set out below is the unaudited financial information of Yunnan Metallurgical Group as provided by the Company:

	For the year ended 31 December 2018 *(RMB'000)*	For the year ended 31 December 2017 *(RMB'000)*
Turnover	43,310,284	47,173,193
Cost of sales	37,672,339	40,200,650

Overview of the aluminium industry

Application of products

The industrial chain of aluminium mainly consists of four parts: bauxite mining, alumina refining, primary aluminium production and aluminium processing. The first part is the mining of bauxite, followed by the purification of bauxite to produce alumina and the production of primary aluminium by electrolysis of molten alumina. Primary aluminium can be further processed into various aluminium materials, aluminium alloys and aluminium powders. According to application, alumina can be roughly divided into two major categories: one is used as raw material for electrolytic production of metallic aluminium, known as metallurgical alumina, and the other is non-metallurgical alumina used in other fields. Among the alumina products, metallurgical alumina accounts for the majority of the total production, while non-metallurgical alumina only accounts for a small part.

Metallurgical alumina is the main raw material for producing primary aluminium, and thus its demand is closely related to the demand for primary aluminium. Attributable to its excellent properties of lightness, electrical conductivity, thermal conductivity, plasticity, corrosion resistance, etc., primary aluminium is widely used in many industries, including transportation, construction, packaging, real estate and aerospace industries. Therefore, most countries in the world have substantial demand for aluminium and aluminium related products in the course of their economic development.

Supply and demand trend within the PRC

With reference to the statistics released by the National Bureau of Statistics of China (www.stats.gov.cn), from 2001 to 2018, production of primary aluminium and metallurgical alumina in the PRC increased every year, and the growth of primary aluminium and metallurgical alumina production peaked in 2007 and 2006 respectively, with year-on-year increase of approximately 33.2% and 54.3%, respectively. After 2011, the production growth of primary aluminium and metallurgical alumina as a whole showed a declining trend due to the reduction in output of the aluminium industry and the lagging of new production capacity. At the end of 2015, due to continual losses, the PRC's aluminium companies even started to cut production in a large scale. As a result of production cut, the production of primary aluminium and metallurgical alumina in the PRC only increased by approximately 3.9% and 3.3% respectively in 2016. In 2018, the production of primary aluminium and metallurgical alumina in the PRC increased by approximately 7.6% and 5.1% respectively as compared to the prior year.

On the other hand, the consumption of primary aluminium in the PRC increased from approximately 3.6 million tons in 2001 to approximately 33.7 million tons in 2018, representing a compound annual growth rate of approximately 14.0%. Whereas the consumption of metallurgical alumina in the PRC increased from approximately 3.8 million tons in 2001 to approximately 70.9 million tons in 2018, representing a compound annual growth rate of approximately 18.8%.

Pricing

From 2005 to 2015, the production capacity of the aluminium industry expanded dramatically. The production capacities of primary aluminium and metallurgical alumina had respectively increased from approximately 10.8 million tons in 2005 to approximately 38.9 million tons in 2015, and approximately 8.5 million tons in 2005 to approximately 69.7 million tons in 2015, resulting in fierce market competition. Even though the consumption of primary aluminium in the PRC also increased significantly, in the context of greater supply than demand, coupled with the impact of international and domestic macroeconomic downturns, the domestic aluminium price had been declining since the financial crisis in 2008. By the end of 2015, the price of primary aluminium dropped to approximately RMB9,620 per ton, resulting in an industry-wide loss.

Since 2016, due to the stabilisation of the PRC's economic growth and the supply-side reform, aluminium price has gradually recovered. According to the market report of Beijing Antaike Information Development Co., Ltd.* (北京安泰科信息開發有限公司) (an affiliate of the Nonferrous Metals Technology and Economic Research Institute under the China Nonferrous Metals Industry Association), the domestic and international aluminium price rose sharply in the first half of 2018. The average price of LME Aluminium Alloy 3 Month in June 2018 was approximately 17.2% higher as compared to the corresponding period of the prior year, and the average price of SHFE Aluminium Alloy 3 Month in June 2018 was approximately 4.9% higher as compared to the corresponding period of the prior year.

Based on the Nonferrous Metal Research Report released by China Futures Co., Ltd. (a wholly-owned subsidiary of CSC Financial Co. Ltd. (stock code: 6066)) in September 2018, Shanxi Province of the PRC has abundant bauxite resources, and its bauxite reserves account for around 14% of the PRC's total reserves. Since March 2018, mine management work has been carried out in Shanxi Province by government, and non-compliant bauxite mines have been shut down for rectification. The output of bauxite in the region has therefore declined. On the other hand, the environmental-friendly mining remediation of the main alumina producing areas in the PRC affects the supply of bauxite and alumina; while the export demand driven by the foreign alumina shortage has led to an increase in demand for alumina in the PRC. The cost of bauxite mining and the price of alumina are expected to further increase under the impact of the aforementioned factors. In 2017, the domestic price of metallurgical alumina has already risen to approximately RMB3,700 per ton, representing an increase of approximately 60% as compared to its lowest level earlier in the year. Overall, both mining enterprises and alumina plants have expressed their concerns about the supply of bauxite, and expected that the supply tension will be intensified, and the price of alumina will increase further.

Favourable government policies

In recent years, a series of industry planning policies and related supporting policies and regulations have been promulgated in the PRC, which mainly include《有色金屬產業調整和振興規劃》(2009) (Regulations for Nonferrous Metals Industry Adjustment and Rejuvenation (2009)*),《鋁行業規範條件》(工信部公告2013年第36號) (Aluminum Industry Specification Rules (Announcement No. 36 of 2013, Ministry of Industry and Information Technology)*),《鋁工業"十二五"發展規劃》(Twelfth Five Year Development Plan of Aluminum Industry*),《關於抑制部分行業產能過剩和重複建設引導產業健康發展的若干意見》(國發(2009)38號) (Several Opinions on Suppressing Overcapacity and Duplicate Construction in Some Industries and to Guide the Healthy Development of Industries ((2009) No. 38, State Council)*),《國務院關於化解產能嚴重過剩矛盾的指導意見》(國發(2013)41號) (Guiding Opinions of the State Council on Resolving the Contradiction of Serious Overcapacity ((2013) No. 41, State Council)*),《關於印發〈清理整頓電解鋁行業違法違規項目專項行動工作方案〉的通知》(發改辦產業(2017)656號) (Announcement on Issuing a Special Action Plan for Clearing up the Illegal Projects in the Electrolytic Aluminum Industry ((2017) No.

656, Development and Reform Office)*) and《京津冀及周邊地區2017 年大氣污染防治工作方案》(環大氣(2017) 29 號) (“Work Plan for Air Pollution Prevention and Control in 2017 for Beijing, Tianjin, Hebei and Surrounding Areas ((2017) No. 29, Environmental Protection Department)*),《京津冀及周邊地區2018–2019年秋冬季大氣污染綜合治理攻堅行動方案》(Beijing-Tianjin-Hebei and Surrounding Areas 2018–2019 Autumn and Winter Air Pollution Comprehensive Management Attack Plan*) and《關於促進氧化鋁產業有序發展的通知》(Notice on Promoting the Orderly Development of the Alumina Industry*). The aforesaid policies and regulations aim at eliminating outdated production capacity, improving energy conservation, reducing emissions and encouraging aluminium companies to conduct mergers and acquisitions and reorganisation, and are overall conducive to the healthy, orderly and long-term development of the aluminium industry in the PRC.

Reasons for and possible benefits of the Revised Continuing Connected Transactions

References are made to the announcement of the Company dated 17 September 2018, the circular of the Company dated 26 October 2018 and the supplemental circular of the Company dated 26 November 2018 (the “**Previous Supplemental Circular**”), in relation to, among other things, the renewal of the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and the annual caps for the three years ending 31 December 2021. On 5 November 2001, the Company and Chinalco entered into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, pursuant to which, Chinalco and the Company shall mutually provide various products and ancillary services to each other. As extracted from the “letter from the Board” of the Previous Supplemental Circular, given the long-term business relationship between the Group and Chinalco, the Directors consider that that it is in the Company’s interest to continue with such transactions since the Group can (i) acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company’s routine management on production; and (ii) provide part of the products and services to Chinalco to avoid the risk of market fluctuations. Accordingly, on 17 September 2018, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services was renewed for three years from 1 January 2019 to 31 December 2021.

Since Yunnan Metallurgical Group has become a subsidiary of Chinalco following completion of the Gratuitous Transfer and there are transactions in relation to mutual provision of products and services between certain subsidiaries of the Company and Yunnan Metallurgical Group, the transaction amounts in relation to the aforesaid mutual provision of products and services between the Group and Chinalco for the three years ending 31 December 2021 are expected to increase. In addition, the Company and Chinalco agreed to make amendments to the scope of products and services subject to mutual provision, pricing principle and payment method as well as other terms under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services based on the specific conditions of transactions on mutual provision of products and services between certain subsidiaries of the Company and Yunnan Metallurgical Group. Accordingly, the Supplemental Agreement was entered into on 3 June 2019.

In light of the completion of the Gratuitous Transfer, and it is in the Company's interest to continue with the existing continuing connected transactions with Chinalco such that the Group can be offered the flexibility to (i) acquire prompt and stable supply of products and services from Chinalco on normal commercial terms; and (ii) provide part of its products and services to Chinalco on normal commercial terms, we concur with the Directors that the Revised Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group.

2. Principal terms of the Revised Continuing Connected Transactions

Summarised below are the principal terms of the Supplemental Agreement dated 3 June 2019:

Scope of production supplies and services:

(a) Copper and zinc ingot are added to the supplies to be provided by Chinalco to the Company. Therefore, the adjusted supplies to be provided by Chinalco to the Company include carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies. The scope of storage and transportation services and ancillary production services to be provided by Chinalco to the Company will remain unchanged.

(b) Zinc ingot is added to the products to be provided by the Company to Chinalco. Therefore, the adjusted products to be provided by the Company to Chinalco include aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, coal, petroleum coke and other relevant or similar supplies. The scope of supporting services and ancillary production services to be provided by the Company to Chinalco will remain unchanged.

Price determination:

The price of the additional products subject to mutual supply is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time.

Payment term: The payment term of the additional products subject to mutual supply shall be consistent with those for other products or services under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, i.e. payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties.)

The Supplemental Agreement is conditional upon the approval by Independent Shareholders at the AGM. The Supplemental Agreement is retrospectively effective for a term of three years from 1 January 2019 to 31 December 2021. Save for the aforementioned revisions under the Supplemental Agreement, all the material terms and conditions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services shall remain unchanged and continue in full force and effect and shall not be affected in any respect. Shareholders may refer to the Previous Supplemental Circular for information regarding the principal terms and conditions of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

For the purpose of assessing the principal terms of the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement, we have requested and obtained a total of around 40 samples of (i) the historical invoices/contracts between the Group (as recipient) and other independent third parties (as provider); (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (iii) the historical invoices/contracts between the Group (as recipient) and Yunnan Metallurgical Group (as provider), for transactions which are similar in nature to the extent where possible. We consider the aforesaid sample size to be appropriate and sufficient. Upon comparison, we noted that the principal terms such as price level, price determination basis and payment terms offered to the Group by Chinalco or Yunnan Metallurgical Group are generally in line with those offered by the independent third party providers.

For the purpose of assessing the principal terms of the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement, we have requested and obtained a total of around 50 samples of (i) the historical invoices/contracts between the Group (as provider) and other independent third parties (as recipient); (ii) the invoices/contracts between the Group (as provider) and Chinalco (as recipient) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (iii) the historical invoices/contracts between the Group (as provider) and Yunnan Metallurgical Group (as recipient), for transactions which are similar in nature to the extent where possible. We consider the aforesaid sample size to be appropriate and sufficient. Upon comparison, we noted that the principal terms such as price level, price determination basis and payment terms offered by the Group to Chinalco or Yunnan Metallurgical Group are generally in line with those offered to the independent third party recipients.

With the above being the case, we are of the view that the terms of the Revised Continuing Connected Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed revised annual caps

The below table illustrates (i) the original annual caps for the expenditure transactions and revenue transactions (the "**Original Caps**"); and (ii) the proposed revised annual caps for the expenditure transactions and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

	The Original Caps			The proposed revised annual caps		
	2019	**2020**	**2021**	**2019**	**2020**	**2021**
			RMB (billion)			
Total expenditure transactions	8.6	9.3	10.0	14.1	15.3	17.5
Total revenue transactions	17.7	19.1	20.7	28.4	30.8	33.5

According to the "letter from the Board" of the Previous Supplemental Circular, in arriving at the Original Caps for the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Directors have considered (i) the overseas platforms, environmental protection and other service businesses that are newly added or expected to be newly added into the agreement and the relevant transaction amount is expected to reach RMB1 billion in each of the coming three years; and (ii) with the gradual recovery of the PRC's economy, the overall commodity price and labour cost will increase accordingly, which will drive up the cost of relevant products or services to be provided by Chinalco. Therefore, the transaction amount is expected to increase by about 8% in each of the three years from 2019 to 2021.

According also to the "letter from the Board" of the Previous Supplemental Circular, in arriving at the Original Caps for the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Directors have considered that with the gradual recovery of the PRC's economy, the overall commodity price and labour cost will increase, which will drive up the cost of relevant products or services to be provided by the Group. Therefore, the transaction amount is expected to increase by about 8% in each of the three years from 2019 to 2021.

The Directors confirmed that the Original Caps for both the expenditure transactions and the revenue transactions have not been amended.

As referred to in the Letter from the Board, the proposed revised annual caps were determined by the Company with reference to the expected transaction volume and estimated market price for the mutual provision of production supplies and ancillary services between the Group and Yunnan Metallurgical Group for the three years from 2019 to 2021, by taking into account future market conditions, product supply and demand, price fluctuations and other factors after providing some buffer in advance.

Given the above, it is noted that the proposed revised annual caps in substance are consisted of the Original Caps and the additional portion to cater for the transactions regarding mutual provision of products and services between the Group and Yunnan Metallurgical Group (the "**Additional Caps**") following completion of the Gratuitous Transfer.

The Original Caps

Based on our review of the 2018 Annual Report, the actual historical amount of the expenditure transactions for the year ended 31 December 2018 amounted to approximately RMB4.5 billion, representing a majority of approximately 52.3% of the Original Cap for the expenditure transactions for 2019. Additionally, from the information we requested from the Company, we noted that certain new subsidiaries of the Company have been set up to engage in the environmental protection and other service business. Accordingly, such transactions will be included in the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. If the RMB1 billion expected transaction arising from the overseas platforms, environmental protection and other service businesses that are newly added or expected to be newly added is also allowed for, the proposed Original Cap for the expenditure transactions for 2019 would have already been utilised as to approximately 63.9% (i.e. (RMB4.5 billion + RMB1 billion)/RMB8.6 billion) as a whole. With regard to the revenue transactions, we noted that the actual historical amount of approximately RMB11.9 million for the year ended 31 December 2018 represented a majority of approximately 67.1% of the Original Cap for the revenue transactions for 2019.

As illustrated under the sub-section headed "Overview of the aluminum industry" of this letter of advice, due to the stabilisation of the PRC's economic growth and the supply-side reform, aluminium price has recovered since 2016 and rose in the first half of 2018. The price of metallurgical alumina, as the raw material for production of primary aluminum, also increased significantly by approximately 60% from its lowest level in 2017, and it is expected that the supply tension of the aluminium industry will be intensified. Moreover, based on our further independent research, with reference to the statistics titled "Average Annual Wages of Employed Persons in Urban Non-private Companies in 2018 was RMB82,461" released by the National Bureau of Statistics of China (www.stats.gov.cn) on 14 May 2019, from 2008 to 2018, the average annual wages of employed persons in urban area of the PRC increased persistently at a compound annual growth rate of approximately 11.1%. The average annual wages of employed persons in urban area of the PRC for 2018 was RMB82,461, increasing by approximately 11.0% as compared to the prior year. The increase in price of aluminium and metallurgical alumina, as well as the rising labour cost would likely to increase the price of the products and services under both the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. For the above reasons, we concur with the Directors that the 8% expected increase in the transaction amounts, which is forecasted based on the rising commodity price and labour cost, for each of the three years from 2019 and 2021, is acceptable.

Taking into account the foregoing together with the fact that the maximum Original Cap of RMB10 billion for the expenditure transactions accounts only for approximately 6.0% of the Group's total cost of sales of approximately RMB167.0 billion for the year ended 31 December 2018; whilst the maximum Original Cap of RMB20.7 billion for the revenue transactions accounts only for approximately 11.5% of the Group's total turnover of approximately RMB180.2 billion for the year ended 31 December 2018, we consider that the Original Caps are fair and reasonable.

The Additional Caps

As noted from the proposed revised annual caps and the Original Caps for the respective years under review, the Additional Caps for the expenditure transactions are roughly equivalent to RMB5.5 billion, RMB6 billion and RMB7.5 billion for the three years ending 31 December 2019, 2020 and 2021 respectively. At the same time, the Additional Caps for the revenue transactions are roughly equivalent to RMB10.7 billion, RMB11.7 billion and RMB12.8 billion for the three years ending 31 December 2019, 2020 and 2021 respectively.

Upon our enquiry with the Directors, we understand that the historical amounts of similar expenditure transactions and revenue transactions between the Group and Yunnan Metallurgical Group amounted to approximately RMB43 million and RMB1.4 billion, respectively, in 2018. As advised by the Directors, the historical transaction amounts were not meaningful references since the Group has adjusted its original purchasing and sales strategies and plans with Yuanna Metallurgical Group following completion of the Gratuitous Transfer. Before Yunnan Metallurgical Group became a subsidiary of Chinalco, it was an independent third party of the Company. As Yunnan Metallurgical Group has become a subsidiary of Chinalco benefiting from coordinated internal arrangements of Chinalco, it is proposed that the transactions in relation to mutual provision of products and services between the Group and Yunnan Metallurgical Group will increase substantially in the coming future in order to obtain more stable supply of products and prices and avoid the risks arising from the change of market and price fluctuations in the process of purchasing from or selling to independent third parties. In this regard, we understand from the Directors that the Group and Yunnan Metallurgical Group have in fact entered into various framework contracts (the "**Framework Contracts**") specifying the committed transaction amounts for the expenditure transactions and revenue transactions in 2019, which on a large extent with average buffer of around 10% form the basis of determination of the Additional Caps for the expenditure transactions and revenue transactions for 2019. As for the Additional Caps for 2020 and 2021, the Directors advised us that they are basically estimated with reference to the 2019 expected transaction amounts under the Framework Contracts with an average buffer of around 10% for the unexpected fluctuation of increase in the expenditure and revenue transactions under the agreement. As such, we noted that the Additional Caps for both the expenditure transactions and revenue transactions for 2020 and 2021 do not deviate much from those for 2019.

For our due diligence purpose, we have requested and obtained (i) copies of the Framework Contracts; (ii) details regarding breakdown of the expected amounts and prices of products and services in the expenditure transactions and revenue transactions between different Group companies and Yunnan Metallurgical Group from 2019 to 2021; and (iii) relevant historical market prices information regarding the products and services in the expenditure transactions and revenue transactions. In addition, since the Group and Yunnan Metallurgical Group are both non-ferrous enterprises, their product prices are of periodical nature and are vulnerable to uncertainties as affected by macro-economy, government policies and market supply and demand and other factors. Meanwhile, the Directors also advised us that both the Group and Yunnan Metallurgical Group may increase their demand for products and services in the following three years due to possible acquisition of new enterprises and/or commencement of new production lines. After reviewing and considering the above information and factors provided by the Company, we are of the view that the determination basis of the Additional Caps (including the buffer) is fair and reasonable.

Taking into account the foregoing together with the fact that (i) the total metal output of Yunnan Metallurgical Group has been expanding significantly in recent years; and (ii) the maximum Additional Cap of RMB7.5 billion for the expenditure transactions accounts only for approximately 17.3% of Yunnan Metallurgical Group's total turnover of approximately RMB43.3 billion for the year ended 31 December 2018; whilst the maximum Additional Cap of RMB12.8 billion for the revenue transactions accounts only for approximately 34.0% of Yunnan Metallurgical Group's total cost of sales of approximately RMB37.7 billion for the year ended 31 December 2018, we consider that the Additional Caps are fair and reasonable.

In view of the aforesaid, we are of the opinion that the proposed revised annual caps for the transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are fair and reasonable so far as the Independent Shareholders are concerned.

3. Internal control and compliance with the Hong Kong Listing Rules

As referred to in the Previous Supplemental Circular, the Group has adopted various internal control measures (including pricing policies) to supervise its continuing connected transactions.

Furthermore, the Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Hong Kong Listing Rules pursuant to which (i) the values of the Revised Continuing Connected Transactions must be restricted by the proposed revised annual caps for the three years ending 31 December 2021; (ii) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors' annual review on the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement must be included in the Company's subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Hong Kong Listing Rules, auditors of the Company must provide annually a letter to the Board confirming, among other things, that the Revised continuing connected transactions are carried out in accordance with the terms under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Supplemental Agreement, and the pricing policies of the Company in all material respects, and the proposed revised annual caps are not being exceeded. In the event that the total amounts of the Revised Continuing Connected Transactions exceed the proposed revised annual caps, or that there is any material amendment to the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement, the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

For our due diligence purpose, we have requested and obtained (i) the notice of internal control measures (including pricing policies) of the Group; (ii) the annual work report of the independent non-executive Directors; (iii) the annual work report of the audit committee of the Company; (iv) the annual report of the Company's board of supervisors; (v) the annual review opinion regarding the continuing connected transactions from the independent non-executive Directors; and (vi) the annual confirmation letter regarding the continuing connected transactions from the auditors of the Company. Based on the above notice/reports/confirmation letter, we noted that the internal control measures (including pricing policies) of the Group are in place and the continuing connected transactions were subject to review by the independent non-executive Directors, the audit committee as well as the board of supervisors of the Company and the auditors of the Company. Moreover, based on our review and comparison of (i) the samples of the historical invoices/contracts between the Group and other independent third parties; and (ii) the invoices/contracts between the Group and Chinalco or Yunnan Metallurgical Group as mentioned under the section headed "Principal terms of the Revised Continuing Connected Transactions" of this letter of advice, we noted that the principal terms such as price level, price determination basis and payment terms between the Group and Chinalco or Yunnan Metallurgical Group are generally in line with those between the Group and the independent third party. We therefore concur with the Directors that the internal control measures (including pricing policies) of the Group in relation to the continuing connected transactions have been properly carried out.

With the internal control measures of the Group as well as the stipulated requirements for continuing connected transaction of the Hong Kong Listing Rules, the Revised Continuing Connected Transactions will be monitored and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Revised Continuing Connected Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Revised Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the Revised Continuing Connected Transactions and we recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Deputy Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 14 years of experience in corporate finance.

* *For identification purpose only*

PROPOSED DIRECTORS

Mr. Lu Dongliang, aged 45, is currently the Chairman of the Company. Mr. Lu graduated from North China University of Technology majoring in accounting. He holds a bachelor's degree in economics and is an accountant. Mr. Lu has more than 20 years of work experience in financial management and in non-ferrous metals industry. He had subsequently served as the cadre in the audit department of China Nonferrous Metals Industry Corporation* (中國有色金屬工業總公司), the officer-in-charge of the capital division of the finance department of China Copper Lead & Zinc Group Corporation* (中國銅鉛鋅集團公司), the head of the accounting division and the capital division of the finance department of Aluminum Corporation of China* (中國鋁業公司), the deputy manager and manager of the treasure management division of the finance department, the manager of the general management office, the deputy general manager and general manager of the finance department of the Company, the chief financial officer of Chalco Gansu Aluminum Electricity Co., Ltd.* (中國鋁業甘肅鋁電有限責任公司), the assistant to the president of the Company and the general manager of Lanzhou Branch of the Company, an executive director and president of Chalco Gansu Aluminum Electricity Co., Ltd., and an executive Director, a senior vice president and a president of the Company. Currently, Mr. Lu also serves as the deputy general manager of Chinalco.

Mr. He Zhihui, aged 56, is currently an executive Director and the president of the Company. Mr. He graduated from Huazhong Institute of Technology* (華中工學院) with a master's degree in engineering and is a senior engineer with outstanding performance. Mr. He served as an engineer and a deputy director of the power control office, the head of the electric automation institution and the dean of the electric automation branch of Guiyang Aluminum Magnesium Design & Research Institute* (貴陽鋁鎂設計研究院), the deputy dean and dean of Guiyang Aluminum Magnesium Design & Research Institute*, the deputy general manager and general manager of China Aluminum International Engineering Co., Ltd.* (中鋁國際工程有限責任公司), the chairman of China Nonferrous Metals Processing Technology Co., Ltd.* (中色科技股份有限公司), the secretary of the Communist Party Committee, chairman, executive director, president and chairman of the labour union of China Aluminum International Engineering Corporation Limited* (中鋁國際工程股份有限公司) and an assistant to the general manager of Chinalco.

Mr. Jiang Yinggang, aged 56, is currently an executive Director and a senior vice president of the Company. Graduated from Central South University of Mining and Metallurgy majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy manager and manager of Qinghai Aluminum Company Limited, general manager of Qinghai branch of the Company and an executive Director and a vice president of the Company.

Mr. Zhu Runzhou, aged 54, is currently an executive Director and a vice president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a master degree in engineering. He is a senior engineer of outstanding performance. Mr. Zhu has extensive experience in energy, technologies on power plants and corporate operation and management. He had successively served as the inspection director, operation director and director of the fuel division of Gansu Jingyuan Power Plant* (甘肅靖遠發電廠), the deputy chief engineer, director of the inspection department and director of the first repairing department of Gansu Jingyuan Power Plant* as well as the manager of Huaming Branch of Gansu Guangming Supervisory Engineering Company* (甘肅光明監理工程公司華明分公司). Mr. Zhu also served as the chairman of the labour union, the standing director of the employee stock holding committee and the deputy general manager of Gansu Jingyuan First Power Co., Ltd.* (甘肅靖遠第一發電有限責任公司), the chairman of Baiyin Huadian Water Supply Co., Ltd.* (白銀華電供水有限公司), head of Guodian Kaili Power Plant* (國電凱里發電廠), director of the preparatory office of the technical transformation program of Guodian in Duyun City, deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd.* (國電電力宣威發電有限責任公司), deputy general manager and general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of the Company and deputy general manager of Chalco Energy Co., Ltd.* (中鋁能源有限公司), a director and the general manager of Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司), the general manager of Chalco Xinjiang Aluminum Power Co., Ltd.* (中鋁新疆鋁電有限公司), the chairman of Chalco Ningxia Energy Group Co., Ltd.* and the general manager of Chalco Xinjiang Aluminum Power Co., Ltd*.

Mr. Ao Hong, aged 57, is currently a non-executive Director of the Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals* (北京有色金屬研究總院) and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd.* (有研半導體硅材料股份有限公司), the chairman of Guorui Electronics Co., Ltd.* (國瑞電子股份有限公司), the chairman of Guo Jing Micro-electronic Holding, Limited* (國晶微電子控股公司) in Hong Kong, a deputy general manager of Aluminum Corporation of China* (中國鋁業公司). During this period, he also successively served as the chairman of the supervisory committee of the Company, chairman of the Labour Union of Aluminum Corporation of China (中國鋁業公司), the dean of Chinalco Research Institute of Science and Technology* (中鋁科學技術研究院) and the chairman of China Rare Earth Co., Ltd.* (中國稀有稀土有限公司) and an executive Director and the president of the Company. Mr. Ao is currently the full-time deputy secretary of the Communist Party Committee of Chinalco.

Mr. Wang Jun, aged 53, is currently a non-executive Director of the Company. Mr. Wang graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, and he is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Ms. Chen Lijie, aged 64, is currently an independent non-executive Director of the Company. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Mr. Hu Shihai, aged 64, is currently an independent non-executive Director of the Company. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant (華能上海石洞口第二發電廠), deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant (上海外高橋第二電廠籌建處), manager of the production department and assistant to the general manager of Huaneng Power International, Inc. (華能電力股份有限公司) and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group (中國華能集團公司).

Mr. Lie-A-Cheong Tai Chong, David, aged 58, honoured with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is currently an independent non-executive Director of the Company. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convenor cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("**HKSAR**"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, a standing director of China Council for the Promotion of Peaceful National Reunification, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited and Harbour Centre Development Limited, both of which are listed companies in Hong Kong.

Such proposed Directors have confirmed that, save as disclosed above, as at the Latest Practicable Date, they did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and they do not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company nor do they hold any position with the Company or any of its subsidiaries. Except for the 10,000 A Shares held by Mr. Jiang Yinggang in the Company, as at the Latest Practicable Date, none of the proposed Directors has any interest or deemed interest in any Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Save as disclosed above, as at the Latest Practicable Date, the Company is not aware of any other matter in respect of the proposed elections of such proposed Directors that is required to be disclosed pursuant to the requirements set out in Rules 13.51(2) (h) to (v) of the Hong Kong Listing Rules nor is there any matter that needs to be brought to the attention of the Shareholders.

Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David confirmed that they have satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Company has assessed their independence and considered that they meet the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and are independent individuals in accordance with the terms of the guidelines.

PROPOSED SUPERVISORS

Mr. Ye Guohua, aged 50, is currently the chairman of the Supervisory Committee of the Company. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He had successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company* (上海高橋石油化工公司), the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch* (中國石化股份公司上海高橋分公司), the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited* (上海石油化工股份有限公司), the director of accounting department of China Petroleum & Chemical Group Corporation* (中國石油化工集團公司), the chairman of Century Bright International Investment Company* (盛駿國際投資有限公司), the chairman of Sinopec Insurance Limited* (中石化保險有限公司), the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd.* (太平石化金融租賃有限責任公司), a director of Sinopec Finance Co., Ltd.* (中石化財務有限責任公司), and a director of Sinopec Oilfield Service Corporation* (中石化石油工程技術服務股份有限公司). Mr. Ye is also a member of the Communist Party Committee and the chief accountant of Chinalco.

Ms. Shan Shulan, aged 47, is currently a Supervisor of the Company. Ms. Shan graduated from Beijing Institute of Light Industry* (北京輕工業學院), majoring in industrial corporate management, with a bachelor degree in engineering. She is a certified public accountant and statistician. Ms. Shan has extensive experience in accounting, finance management and other fields. She successively served as an economic analyst at the economic research office of Beijing Glass Instruments Plant* (北京玻璃儀器廠), the financial manager of Beijing CEMFIL Glass Fiber Co. Ltd.* (北京賽姆菲爾玻璃纖維有限公司) under Saint-Gobain in China, the financial manager for Beijing region of Carrefour (China) Co., Ltd.* (家樂福(中國)有限公司), the financial manager for China region of Baker Hughes Centrilift, the financial manager for China region of Microsoft Research Asia (China)* (微軟(中國)亞洲研究院), and the business director and deputy head of budget division and the head of budget assessment division of the finance department of Chinalco. Ms. Shan currently serves as the deputy director of the finance department of Chinalco, she also concurrently serves as a supervisor of Chinalco Innovative Development Investment Company Limited* (中鋁創新開發投資有限公司) and a director of Aluminum Corporation of China Overseas Holdings Limited and China Aluminum Insurance Broker (Beijing) Co., Ltd.* (中鋁保險經紀(北京)股份有限公司).

Such proposed Supervisors have confirmed that, saved as disclosed above, as at the Latest Practicable Date, they did not hold any directorship in any other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and they do not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company nor do they hold any other position with the Company or any of its subsidiaries. As at the Latest Practicable Date, none of the proposed Supervisors has any interest or deemed interest in any Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Save as disclosed above, as at the Latest Practicable Date, the Company is not aware of any other matter in respect of the proposed elections of such proposed Supervisors that is required to be disclosed pursuant to the requirements set out in Rules 13.51(2) (h) to (v) of the Hong Kong Listing Rules nor is there any matter that needs to be brought to the attention of the Shareholders.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Number of A Shares of the Company held as personal interests	Capacity
Jiang Yinggang	Executive Director	10,000 Shares *(Note)*	Beneficial owner

Note: Representing approximately 0.000076% of the total issued A Shares of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the Supervisors of the Company or their respective associates had any interests or short positions in the Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive or the Supervisors of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the Supervisors of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,295,895,019(L) Note1	Beneficial owner/Interests of controlled corporations	40.49%(L)	31.11%(L)
	H Shares	162,276,000(L) Note1	Interests of controlled corporations	4.11%(L)	0.95%(L)
The Capital Group Companies, Inc.	H Shares	275,175,500(L) Note2	Interests of controlled corporations	6.98%(L)	1.62%(L)
BlackRock, Inc.	H Shares	254,636,131(L) Note3	Interests of controlled corporations	6.46%(L)	1.50%(L)
		2,834,000(S) Note3	Interests of controlled corporations	0.07%(S)	0.02%(S)
Citigroup Inc.	H Shares	212,736,699(L) Note4	Person having a security interest in shares/Interests of controlled corporations/ Approved lending agent	5.39%(L)	1.25%(L)
		29,452,161(S) Note4	Interests of controlled corporations	0.74%(S)	0.17%(S)
		177,147,399(P) Note4	Approved lending agent	4.49%(P)	1.04%(P)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 162,276,000 H Shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A Shares held by Chinalco Shanxi Aluminum Co., Ltd., and 162,276,000 H Shares held by Aluminum Corporation of China Overseas Holdings Limited.

2. These interests were held directly by a corporation controlled by The Capital Group Companies, Inc.

3. These interests were held directly by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the short position in H Shares, 872,000 H Shares were held as derivatives.

4. These interests were held directly by various corporations controlled by Citigroup Inc. Among the aggregate interests in the long position in H Shares, 27,276,006 H Shares were held as derivatives. Among the aggregate interests in the short position in H Shares, 10,420,206 H Shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the Supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2018, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERT AND CONSENT

VBG Capital, has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and references to its name in the form and context in which it is included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

Name	Qualification	Date of conclusion or opinion
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	10 June 2019

As at the Latest Practicable Date, VBG Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any Shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, VBG Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2018, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been since 31 December 2018 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any business, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered address of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(3) The English text of this supplemental circular shall prevail over the Chinese text in the case of inconsistency.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 25 June 2019:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from VBG Capital, the text of which is set out in this supplemental circular;

(3) the written consent of VBG Capital as referred to in this Appendix;

(4) the first General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the supplemental agreement in relation to the renewal of the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement in relation to revision of the scope of mutual supply of products and inclusion of the pricing principles and methods of payment for the additional products subject to mutual supply under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF 2018 ANNUAL GENERAL MEETING

References are made to the notice (the "**Notice**") and the circular (the "**Circular**") of 2018 Annual General Meeting of Aluminum Corporation of China Limited* (the "**Company**") dated 10 May 2019, which set out the time and venue of the 2018 Annual General Meeting of the Company (the "**AGM**") and contain the details of the resolutions to be proposed at the AGM for the consideration and approval of the shareholders of the Company (the "**Shareholders**").

Pursuant to the provisions of the Articles of Association of the Company, when a general meeting is held, the Shareholders who individually or together hold more than 3% of the Shares of the Company are entitled to put forward extraordinary proposals to the Company. On 6 June 2019, Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling shareholder of the Company, who directly holds 29.67% of the Shares of the Company as at the date of this supplemental notice, put forward certain extraordinary proposals and submitted them in writing to the convener of the AGM. According to the provisions of relevant laws and regulations and the Articles of Association of the Company, the abovementioned extraordinary proposals will be submitted at the AGM of the Company for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be convened at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 25 June 2019, will consider, and if thought fit, pass the resolutions set out in the Notice as well as the following newly-added resolutions proposed to the board of directors of the Company (the "**Board**") by Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling shareholder of the Company (unless the context requires otherwise, terms used in this supplemental notice have the same meanings as defined in the Circular):

ORDINARY RESOLUTION

1. To consider and approve the resolution in relation to the proposed transfer of the electrolytic aluminum capacity quota of 190,000 tonnes by Shanxi Huasheng to Heqing Yixin Aluminum.

ORDINARY RESOLUTIONS (CUMULATIVE VOTING)

2. To consider and approve the resolution in relation to the election of Directors (excluding independent non-executive Directors) of the seventh session of the Board of the Company:

   2.1 To consider and approve the resolution in relation to the election of Mr. Lu Dongliang as an executive Director of the seventh session of the Board of the Company.

   2.2 To consider and approve the resolution in relation to the election of Mr. He Zhihui as an executive Director of the seventh session of the Board of the Company.

   2.3 To consider and approve the resolution in relation to the election of Mr. Jiang Yinggang as an executive Director of the seventh session of the Board of the Company.

   2.4 To consider and approve the resolution in relation to the election of Mr. Zhu Runzhou as an executive Director of the seventh session of the Board of the Company.

   2.5 To consider and approve the resolution in relation to the election of Mr. Ao Hong as a non-executive Director of the seventh session of the Board of the Company.

   2.6 To consider and approve the resolution in relation to the election of Mr. Wang Jun as a non-executive Director of the seventh session of the Board of the Company.

3. To consider and approve the resolution in relation to the election of independent non-executive Directors of the seventh session of the Board of the Company:

   3.1 To consider and approve the resolution in relation to the election of Ms. Chen Lijie as an independent non-executive Director of the seventh session of the Board of the Company.

   3.2 To consider and approve the resolution in relation to the election of Mr. Hu Shihai as an independent non-executive Director of the seventh session of the Board of the Company.

   3.3 To consider and approve the resolution in relation to the election of Mr. Lie-A-Cheong Tai Chong, David as an independent non-executive Director of the seventh session of the Board of the Company.

4. To consider and approve the resolution in relation to the election of shareholder representative Supervisors of the seventh session of the Supervisory Committee of the Company:

   4.1 To consider and approve the resolution in relation to the election of Mr. Ye Guohua as a shareholder representative Supervisor of the seventh session of the Supervisory Committee of the Company.

   4.2 To consider and approve the resolution in relation to the election of Ms. Shan Shulan as a shareholder representative Supervisor of the seventh session of the Supervisory Committee of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the PRC
10 June 2019

Notes:

(a) A supplemental circular of the AGM detailing the above resolutions has been dispatched to the Shareholders on 10 June 2019.

(b) This supplemental notice is enclosed with a revised form of proxy (the "**Revised Form of Proxy**") which sets out the abovementioned resolutions.

IMPORTANT NOTICE: The Revised Form of Proxy shall supersede the form of proxy enclosed with the notice and the circular of the Company dated 10 May 2019 in relation to the AGM (the "Original Form of Proxy") and has been dispatched to the Shareholders. Shareholders who have completed and returned the Original Form of Proxy should note that the Original Form of Proxy is no longer applicable to the AGM.

Shareholders who intend to appoint a proxy to attend the AGM and vote on the resolutions set out in this supplemental notice are requested to complete and return the Revised Form of Proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the Revised Form of Proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

(c) For particulars of other resolutions to be considered at the AGM, eligibility for attending the AGM, registration procedures for attending the AGM, closure of register of members and other matters regarding the AGM, please refer to the notice of the 2018 AGM of the Company dated 10 May 2019.

* *For identification purposes only*